

Mail Stop 6010

January 13, 2009

Ms. Dorothy M. Cipolla
Chief Financial Officer
Lightpath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, FL 32826

      RE: **Lightpath Technologies, Inc.**
            Form 10-K for the fiscal year ended June 30, 2008
            Filed September 29, 2008
            File No. 0-27548

Dear Ms. Cipolla:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 9A(T). Controls and Procedures, page 21

Management's Annual Report on Internal Control over Financial Reporting, page 21

1.   We note you disclose herein that management conducted its evaluation of the
        effectiveness of the Company's internal controls over financial reporting based on
        the framework in Internal Control – Integrated Framework issued by the
        Committee of Sponsoring Organizations of the Treadway Commission and also
        note the evaluation identified material weaknesses. However, we did not see
        where management has stated its *conclusions* as to whether the Company's
        internal controls over financial reporting were effective or were not effective at
        June 30, 2008. Please amend the filing to include a clear definitive statement
        disclosing management's conclusion on the effectiveness of the Company's
        internal controls over financial reporting at the end of the fiscal year as required
        by Item 308T (a)(3) of Regulation S-K.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 7 Stockholders' Equity, page F-11

2.   We note the registration rights agreement for the $3.2 million private placement
        of common stock and warrants required the Company to register the shares within
        45 days. You indicate the deadline was not met and a waiver of any penalty was
        requested. Please quantify the penalty and tell us how you accounted for the
        registration rights. It is unclear to us if you have received any waivers for the
        penalty.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
cover letter with your response that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
submit your cover letter on EDGAR. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant